June 24, 2005

Mail Stop 3561

 BY U.S. Mail and Facsimile [ (914) 939 - 6138 ]

 Mr. Anthony R. Russo
   President and Chief Executive Officer
 AMERICAN BUSINESS CORPORATION
222 Grace Church Street, Suite 300
Port Chester, New York  10573

 	Re:	American Business Corporation
 		Item 4.01 Form 8-K
 		Filed June 20, 2005
 		File No. 33-16417-LA

Dear Mr. Russo:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Anthony R. Russo
American Business Corporation
June 24, 2005
Page 2

Item 4.01 Form 8-K

1. See the second paragraph. Please expand the beginning of the second sentence to also include the interim period from the Audit Period through the June 15, 2005 resignation date, as to whether there were any disagreements with the former auditors, Rosenberg Rich
Baker Berman & Company ("RRBB").  See Item 304(a)(1)(iv) of
Regulation S-B.

2. Disclose whether your board of directors or an audit or similar committee of the board of directors recommended or approved the decision to change accountants. See Item 304(a)(1)(iii) of Regulation S-B.

3. We note you have furnished a letter to RRBB requesting they provide you with a letter addressed to us stating whether or not they agree with your disclosures. Please have RRBB review your revised disclosures and indicate in the Exhibit 16 letter whether or not they agree with the disclosures to be included in the amended Item 4.01 Form 8-K. Please note this Exhibit 16 letter is due within 10
business days of your initial filing on June 20, 2005.   See Item
304(a)(3) of Regulation S-B.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Anthony R. Russo
American Business Corporation
June 24, 2005
Page 3

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

	Any questions concerning the above comments may be directed to the undersigned at (202) 551-3328.

								Sincerely,



								Beverly A. Singleton
								Staff Accountant

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